Exhibit 99.11

Announcement

CABLE & WIRELESS SELLS DOMESTIC BUSINESS IN FRANCE TO
TISCALI

Cable & Wireless completes a further step in its refocusing plan in Europe

Cable & Wireless, the global telecommunications group, today (24 June 2003) announced the sale of its domestic internet access and business services activity in France to the French subsidiary of Tiscali SpA (Nuovo Mercato, Milan: TIS; Nouveau Marché, Paris: 005773).

The disposal is part of Cable & Wireless’ strategy to focus its activities on multinational enterprises and service providers in continental Europe and to withdraw from providing domestic only services. Cable & Wireless retains offices in Paris with about 140 employees. From a network perspective, Cable & Wireless keeps 2 POPs in Paris, 1 in Lyon and 1 in Lannion and can rely on its pan-European network and the international capabilities of the Cable & Wireless group. This will allow Cable & Wireless in France to serve the needs of about 100 customers with a portfolio of end-to-end business information and communications solutions.

Cable & Wireless is selling its French activities related to hosting, Internet access and network services provided to small and medium companies, as well as VISP (Virtual Internet Service Provider) services. Cable & Wireless will work closely with Tiscali to maintain service continuity for customers who are being transferred following the transaction.

“We are pleased that the transaction allows Cable & Wireless to refocus its operations in France and we shall work with Tiscali to ensure a smooth transition both for our customers and for our employees. Cable & Wireless will concentrate on the needs of its core customers.” said Robert Drolet, CEO continental Europe, Cable & Wireless.

The disposal of parts of the French business follows sales of Cable & Wireless’ domestic businesses in Belgium, Sweden, the Netherlands, Switzerland, Italy and Germany. The consideration is Euro 5.6 million, payable in two instalments. The transaction involves the transfer of approximately 120 employees.

Within continental Europe, Cable & Wireless is focused on serving multinational enterprises and service providers, such as Heinz, Royal Dutch Shell, Diesel and Vodafone, providing IP, data and wholesale voice services on an international basis. Cable & Wireless also supplies IP transit to major telecommunications operators in virtually every European country, including nearly two thirds of European incumbents.

Cable & Wireless plc Group Investor Relations 124 Theobalds Road London WC1X 8RX
Telephone +44 (0)20 7315 4460 / 6225 / 4379 www.cw.com

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About Cable & Wireless
Cable & Wireless is one of the world's leading international communications companies. It provides voice, data and IP (Internet Protocol) services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and internet services.

Cable & Wireless’ principal operations are in the United Kingdom, continental Europe, the United States, Japan, the Caribbean, Panama, the Middle East and Macau.

This announcement contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. See those which appear, or are referred to, in the cautionary statements section on page 2 of Cable & Wireless’ Form 20-F for financial year 2003.

About Tiscali
Tiscali S.p.A., (Nuovo Mercato, Milan: TIS, Nouveau Marché, Paris: 005773), is the European Internet Company providing access, content and business applications, as well as innovative communications services. As at 31 March 2002, Tiscali had 7,6 million active users (360 000 broadbrand users) and 15 million unique visitors to the Tiscali portals, confirming the company as one of the leading web properties in Europe.

Tiscali's corporate website can be found at www.tiscali.com

Contacts:

Investor Relations
Louise Breen, Cable & Wireless: +44 20 7315 4460
Caroline Stewart, Cable & Wireless: +44 20 7315 6225
Virginia Porter, Cable & Wireless: +1 646 735 4211

Media
Peter Eustace, Cable & Wireless: +44 (0)20 7315 4495
Nicola Porter, Cable & Wireless: +44 (0)20 7315 4031
Sabine Pavée, Cable & Wireless: +33 (0) 1 43 13 68 57

Martial Delpuech, Tiscali: +33 (0) 1 41 66 46 89